NetWire LLC
Statement of Cash Flows
(Unaudited)

	For the Period June 22, 2022 (Inception) to June 30, 2022
Cash flows from operating activities:	
Net income	$ -
Changes in operating assets and liabilities:	
	-
Net cash used in operating activities	-
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Net cash provided by financing activities	-
Net cash increase for period	-
Cash at beginning of period	-
Cash at end of year	$ -

Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -